Mail Stop 4628

                                                            November 9, 2018


Robert M. Roosa
Chief Executive Officer and Director
Brigham Minerals, Inc.
5914 W. Courtyard Drive, Suite 100
Austin, TX 78730

       Re:     Brigham Minerals, Inc.
               Amendment No. 2 to
               Draft Registration Statement on Form S-1
               Submitted October 30, 2018
               CIK No. 0001745797

Dear Mr. Roosa:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Description of Capital Stock, page 140

Forum Selection, page 143

1. We note your revised disclosure in response to our previously issued oral comment.
       Please expand your discussion to disclose whether the provision applies to Securities Act claims. If so, we may have additional comments.
 Robert M. Roosa
Brigham Minerals, Inc.
November 9, 2018
Page 2

Financial Statements, page F-1

2. You will need to update the historical and pro forma financial statements prior to the effective date of your registration statement to comply with Rule 3-12 and Article 11 of
       Regulation S-X.

Closing Comments

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. Please contact
Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S.
Levenberg, Special Counsel, at (202) 551-3707 with any other questions.


                                                           Sincerely,

                                                           /s/ John Reynolds

                                                           John Reynolds
                                                           Assistant Director
                                                           Office of Natural
Resources